[Bankrate Letterhead]

June 27, 2011

Mr. H. Christopher Owings

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

VIA EDGAR AND OVERNIGHT DELIVERY

Re:	Bankrate, Inc.

Registration Statement on Form S-4

Filed April 19, 2011

File No. 333-173591

Dear Mr. Owings:

On behalf of Bankrate, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment”) to the above-captioned Registration Statement on Form S-4 of the Company (“Registration Statement”). In addition, two courtesy copies of such Amendment marked to show changes from the Registration Statement as filed on April 19, 2011 are also enclosed. A copy of the Amendment has been manually signed in accordance with Rule 302 of Regulation S-T and the signature pages thereto will be retained by the Company for a period of five years. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

The Amendment reflects certain revisions of the Registration Statement in response to the comment letter to Mr. Edward J. DiMaria, Chief Financial Officer of the Company, dated May 25, 2011, from the staff of the Commission (the “Staff”).

For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company. All page references in the responses set forth below refer to pages of the Amendment.

General

1.	Staff’s Comment: Please revise the prospectus to comply with all applicable comments in our letter dated May 12, 2011 with respect to your registration statement on Form S-1 (registration no. 333-173550).

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

June 27, 2011

Response: In response to the Staff’s comment, the Company has revised the Amendment to comply with all applicable comments in the Staff letter dated May 12, 2011 with respect to the Registration Statement on Form S-1 of the Company (registration no. 333-173550) as amended (the “Form S-1 Registration Statement”). The Company has also revised the Amendment to comply with all applicable comments in the Staff letters with respect to the Form S-1 Registration Statement dated May 25, 2011, June 2, 2011, June 9, 2011 and June 13, 2011.

2.	Staff’s Comment: We note that you are registering the registered notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: In response to the Staff’s comment, we filed a supplemental letter including the requested statements and representations on May 19, 2011.

Outside Cover Page of Prospectus

3.	Staff’s Comment: As currently represented, the exchange offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release 16623 (March 5, 1980). Please confirm that the exchange offer will be open through midnight on the twentieth business day. See Exchange Act Rule 14d-1(g)(3).

Response: In response to the Staff’s comment, we have revised the cover page and pages 8, 9, 209, 211, and Exhibits 99.1, 99.2, 99.3 and 99.4 of the Amendment to reflect that the exchange offer will be open through midnight on the twentieth business day.

Exchange Offer, page 189

General, page 189

4.	Staff’s Comment: Please disclose, if correct, that you will issue registered notes for tendered and accepted outstanding notes promptly after expiration of the exchange offer. See Exchange Act Rule 14e-1(c).

Response: In response to the Staff’s comment, we have revised page 207 of the Amendment to reflect that the Company will issue registered notes for validly tendered and accepted notes promptly after expiration of the exchange offer.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

June 27, 2011

5.	Staff’s Comment: We note the disclosure in the sixth paragraph, third sentence that you will return the certificates for any unaccepted outstanding notes “as promptly as practicable” after expiration of the exchange offer. Exchange Act Rule 14e-1(c) requires that you return the certificates for any unaccepted outstanding notes “promptly” upon expiration or termination of the exchange offer, as applicable. Please revise here and throughout the prospectus, as necessary.

Response: In response to the Staff’s comment, we have revised page 208 of the Amendment to reflect that the Company will return the certificates for any unaccepted outstanding notes “promptly” upon expiration or termination of the exchange offer, as applicable.

Expiration of the Exchange Offer; Extensions; Amendments, page 190

6.	Staff’s Comment: You reserve the right to “delay accepting any tendered outstanding notes.” Please clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Exchange Act Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: In response to the Staff’s comment, we have revised page 209 of the Amendment to reflect that the Company will delay acceptance only due to an extension of the exchange offer. We also hereby confirm that any such delay will be consistent with Exchange Act Rule 14e-1(c).

Conditions, page 191

7.	Staff’s Comment: All offer conditions, except those related to the receipt of government regulatory approval necessary to consummate the offer, must be satisfied or waived at or before the expiration of the exchange offer, not merely before acceptance of the outstanding notes for exchange. Please revise the language in the first paragraph accordingly.

Response: In response to the Staff’s comment, we have revised page 209 of the Amendment to change the reference to the acceptance of notes to refer instead to the expiration of the offer.

Exhibit 5.1

8.	Staff’s Comment: Please delete the qualifications and comments contained in the penultimate paragraph as inappropriate in opining that the Registered Notes and the Guarantees are “binding obligations” of the Company and the Registrant Guarantors, respectively.

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

June 27, 2011

Response: In response to the Staff’s comment, we have revised the opinion to remove the qualifications and comments referenced by the Staff.

9.	Staff’s Comment: We note the statement in the last sentence that the opinion speaks only as of its date. Please revise the opinion to speak as of the effective date of the registration statement or confirm that you will file an executed opinion, dated as of the effective date, on the effective date.

Response: In response to the Staff’s comment, we respectfully confirm to the Staff that we will file an executed opinion, dated as of the effective date, on the effective date.

*    *    *    *

Mr. H. Christopher Owings

U.S. Securities and Exchange Commission

June 27, 2011

The Company hopes that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact the undersigned at (917) 368-8608.

Sincerely,

/s/ Edward J. DiMaria
Edward J. DiMaria
Senior Vice President – Chief Financial Officer

cc:	Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52 Street

New York, NY 10019